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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (AMENDMENT NO. 1)




                                   ADVANCEPCS
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                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00790K109
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                                 (CUSIP Number)

                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)
      [ ] Rule 13d-1(c)
      [X] Rule 13d-1(d)


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---------------------                                        -------------------
 CUSIP No. 00790K109                 13G/A                    Page 2 of 6 Pages
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--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               David D. Halbert
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                         (b) [ ]

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      3        SEC USE ONLY

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      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
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                         5        SOLE VOTING POWER

                                  1,990,334(1)
                       ---------------------------------------------------------
       NUMBER OF         6        SHARED VOTING POWER
         SHARES
      BENEFICIALLY                1,110,368(2)
        OWNED BY       ---------------------------------------------------------
          EACH           7        SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                 1,990,334(1)
                       ---------------------------------------------------------
                         8        SHARED DISPOSITIVE POWER

                                  1,110,368(2)
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,100,702(1),(2)
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     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES                                                  [ ]
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     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               3.9%
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     12        TYPE OF REPORTING PERSON

               IN
--------------------------------------------------------------------------------

--------

(1) Includes 1,240,730 shares of Class A common stock, par value $.01 per share of AdvancePCS issuable pursuant to options that are exercisable within 60 days of December 31, 2001. Includes 127,584 shares of Class A common stock held for the benefit of Mr. D. Halbert's children, as to which Mr. D. Halbert disclaims beneficial ownership.

(2) Includes 1,032,000 shares of Class A common stock held by Mr. D. Halbert and his wife. Includes 78,368 shares of Class A common stock held by Halbert & Associates, Inc. Mr. D. Halbert may be deemed to beneficially own all of the shares held by Halbert & Associates, Inc.


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---------------------                                        -------------------
 CUSIP No. 00790K109                 13G/A                    Page 3 of 6 Pages
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                         AMENDMENT NO. 1 TO SCHEDULE 13G

         This Amendment No. 1 to Schedule 13G relating to the Shares of AdvancePCS, a Delaware corporation, is being filed on behalf of David D. Halbert with the Securities and Exchange Commission as an amendment to the initial statement on Schedule 13G filed with the Commission on February 21, 1997.

ITEM 1(a).    NAME OF ISSUER:

              AdvancePCS

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              5215 North O'Connor, Suite 1600
              Irving, Texas  75039

ITEM 2(a).    NAME OF PERSON FILING:

              David D. Halbert

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

              5215 North O'Connor, Suite 1600
              Irving, Texas  75039

ITEM 2(c).    CITIZENSHIP OR PLACE OF ORGANIZATION:

              Texas

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Class A common stock, par value $.01 per share

ITEM 2(e).    CUSIP NUMBER:

              00790K109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable


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 CUSIP No. 00790K109                 13G/A                    Page 4 of 6 Pages
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ITEM 4.       OWNERSHIP.

              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              (a)      Amount beneficially owned:

                       3,100,702(3),(4) shares of AdvancePCS Class A common stock

              (b)      Percent of class:

                       3.9%

              (c)      Number of shares as to which the person has:

                       (i)    Sole power to vote or to direct the vote:
                              1,990,334(3)

                       (ii)   Shared power to vote or to direct the vote:
                              1,110,368(4)

                       (iii) Sole power to dispose or to direct the disposition of: 1,990,334(3)

                       (iv) Shared power to dispose or to direct the disposition of: 1,110,368(4)

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held by Mr. D. Halbert and his wife and the shares held by Halbert & Associates, Inc.

----------

(3) Includes 1,240,730 shares of Class A common stock issuable pursuant to options which are exercisable within 60 days of December 31, 2001. Includes 127,584 shares of Class A common stock held for the benefit of Mr. D. Halbert's children, as to which Mr. D. Halbert disclaims beneficial ownership.

(4) Includes 1,032,000 shares of Class A common stock held by Mr. D. Halbert and his wife. Includes 78,368 shares of Class A common stock held by Halbert & Associates, Inc. Mr. D. Halbert may be deemed to beneficially own all of the shares held by Halbert & Associates, Inc.

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 CUSIP No. 00790K109                 13G/A                    Page 5 of 6 Pages
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ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
              THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

              Not applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable

ITEM 10.      CERTIFICATIONS.

              Not applicable


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 CUSIP No. 00790K109                 13G/A                    Page 6 of 6 Pages
---------------------                                        -------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:  February 12, 2002






                                         /s/ DAVID D. HALBERT
                                         --------------------------------------
                                         David D. Halbert